FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

99.1	Æterna Zentaris’ Interim Report — First Quarter 2009 (Q1)
99.2	Certification of the Chief Executive Officer pursuant to Multilateral Instrument 52-109
99.3	Certification of the Chief Financial Officer pursuant to Multilateral Instrument 52-109

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: May 6, 2009	By:	/s/Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer